December 1, 2021

Joseph Kempf, Senior Staff Accountant

Robert Littlepage, Accounting Branch Chief

Larry Spirgel, Office Chief

Priscilla Dao, Staff Attorney

Division of Corporation Finance Office of Technology

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Applied Blockchain, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed November 2, 2021 File No. 333-258818

Dear Mr. Rench:

In response to your letter dated November 16, 2021, pursuant to the Securities Act of 1933, as amended (the “Securities Act”), please see below our responses to your comments and Amendment No. 2 to our Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on December 1, 2021 (“S-1 Amendment No. 2”).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

Amendment No. 1 to Registration Statement on Form S-1

Risk Factors, page 7

1.	We note your added disclosure in response to prior comment 11. Please include an additional risk factor highlighting this related party transaction (and any others), highlighting the potential for conflicts of interests and self dealing that could result from such transactions.

RESPONSE: The following language has been added on page 10 of our S-1 Amendment No. 2:

“Various actual and potential conflicts of interest may be detrimental to shareholders.

Certain conflicts of interest may exist, or be perceived to exit, between certain of our directors or officers and us, including, direct and indirect relationships between certain of our officers and directors with entities that are, or are under common control with, B. Riley Securities, Inc., representative of the underwriters for the offering contemplated in our Primary Issuance Registration Statement. Mr. Cummins and certain of our directors have other business interests to which they also must devote time, resources and attention. These other interests may conflict with such officer’s or director’s interest in us, including conflicting with interests in allocating resources, time and attention to our business and impacting decisions made on our behalf with respect to such entitites, their affiliates or competitors.

Our Service Providers, and Bitmain, operate businesses related to crypto mining. Specifically, GMR and Bitmain actively mine cryptoassets. Although SparkPool ceased its operations as a result of China’s ban on cryptoasset mining, SparkPool is moving its mining business outside of China. SparkPool and Valuefinder each consult with and advise other cryptoasset-related companies. Our Service Providers' and Bitmain's interest in their own business and that of entities they advise may conflict with our interests and may impact the advice provided to us or our competitors such that our business, operations and financial results may be be negatively impacted.

Securities and Exchange Commission

Applied Blockchain, Inc.

December 1, 2021

We do not have specific procedures in place with respect to potential conflicts of interest, however, in determining to engage with potential competitors and entities with whom our officers or directors may have relationships, we considered the risks and risk mitigation factors, including requiring that transactions with entities that are related to our officers and directors be approved or ratified by our Audit Committee and recognizing that Mr. Cummins holds over 24% of our common stock, calculated as if the Series C Preferred Stock and Series D Preferred Stock were converted, and our Service Providers, on an as-if converted basis, hold between between 1.3% and 9% of our common stock. All of them therefore have a financial interest in the success of our operations. Additionally, none of our Service Providers or Bitmain operate in the co-hosting business. We have also included more than a majority of independent directors on our Board in order to ensure that there are limitations on the risks of conflicts of interest impacting Board level decisions. Because we are not expanding our crypto mining business at this time and focusing on expanding our co-hosting business, the effects of any such risks of conflicts of interest are limited in scope. We expect that as our co-hosting business continues to grow, the risks of conflicts of interest will become more limited over time. We cannot, however, guarantee that the conflicts of interest described above, or other future conflicts of interest, will not manifest in advice or decisions that negatively impact our financial results and our operations.”

Any disruption of service experienced by certain of our third-party service providers..., page 9

2.	We note your response to prior comment 4; however, your added disclosure does not address the potential for conflicts of interest between your service providers and the company if your service providers are also competitors of the company. Please revise.

RESPONSE: Please see the risk factor set forth in response to comment 1 above.

Cryptoassets’ assets status as a “security,” a “commodity” or as a financial instrument..., page 12

3.	Please delete the first sentence of this risk factor because without additional clarifying language it is potentially misleading.

RESPONSE: The first line of this risk factor has been deleted on page 14 of our S-1 Amendment No. 2.

Management, page 52

Securities and Exchange Commission

Applied Blockchain, Inc.

December 1, 2021

4.	We note your response to prior comment 12. For each director and executive officer, please state the period of service for each position such person holds at the company (for example, please provide the date on which such person joined the company). Please refer to Item 401(a) of Regulation S-K.

RESPONSE: A column was added to the table set forth on Page 54 of the S-1 Amendment No. 2 to set forth the periods of terms of service. The full table is set forth below.

Name	Age	Position(s)	Period of Service
Executive Officers
Wes Cummins	44	Chief Executive Officer, Secretary, Treasurer, Chairman of the Board	Director from February 2007 to December 2020 and March 2021 to Present and sole officer from March 2012 to December 2020 and CEO, Secretary and Treasurer from March 2021 to Present
David Rench	44	Chief Financial Officer	March 2021 to Present
Regina Ingel	34	Executive Vice President of Operations	April 2021 to Present
Non-Employee Directors
Chuck Hastings(1)(3)	43	Director	April 2021 to Present
Kelli McDonald(2)(3)	43	Director	April 2021 to Present
Douglas Miller(1)(2)	64	Director	April 2021 to Present
Virginia Moore(2)(3)	48	Director	April 2021 to Present
Richard Nottenburg (1)(2)	67	Director	June 2021 to Present
Jason Zhang	28	Director	April 2021 to Present

(1) Member of the audit committee.

(2) Member of the compensation committee.

(3) Member of the nominating and governance committee.

Security Ownership of Certain Beneficial Owners and Management, page 69

5.	We note your response to prior comment 13. Please further revise the table to identify the two individuals who have voting power and dispositive power over the shares held by the entities in the body of the table. You may include the identification of the entities that hold the shares and the statements disclaiming beneficial ownership by each individual in the accompanying footnotes.

RESPONSE: The individuals’ names have been included in the body of the table on page 71 of the S-1 Amendment No. 2 as set forth below.

	Before Offering		After Offering
Name and Address(a)	Total Common (As-if Preferred was Converted)	Percentage Beneficially Owned	Total Common	Percentage Beneficially Owned
Directors and Officers:
Wes Cummins	124,272,414(b)	23.41%	124,272,414	23.41%
David Rench	—	*	—	*
Chuck Hastings	2,007,000	*	2,007,008	*
Kelli McDonald	—	*	—	*
Doug Miller	—	*	—	*
Virginia Moore	4,831,819(c)	*	930,000(f)	*
Richard Nottenburg	—	*	—	*
Jason Zhang	18,838,559	3.57%	18,838,559	3.57%
Regina Ingel	—	*	—	*
Officers and Directors as a group (9 people)	150,049,889(b)(c)	28.27%	146,147,973(b)(f)	27.53%
5% Holders:
Xin Xu
c/o Xsquared Holding Limited c/o Vistra Corporate Services Center Wikhams Cay II Tortola British Virgin Islands	44,640,889(d)	8.41%	44,640,889	8.41%

	Before Offering		After Offering
Name and Address(a)	Total Common (As-if Preferred was Converted)	Percentage Beneficially Owned	Total Common	Percentage Beneficially Owned
Guo Chen
c/o GMR Limited Trinity Chamber PO BOX 4301 Tortola British Virgin Islands	44,640,889(e)	8.41%	44,640,889	8.41%

* Less than 1%.

(a)	Unless otherwise indicated, the business address of each person or entity named in the table is c/o Applied Blockchain, Inc., 3811 Turtle Creek Blvd., Suite 2100, Dallas, TX 75219.

(b)	Includes (i) 105,541,428 shares of common stock held by Cummins Family Ltd, of which Mr. Cummins is the CEO and (ii) 4,453,000 shares of common stock held by Wesley Cummins IRA Account.

(c)	Includes (i) 930,000 shares of common stock, and 2,645,455 shares of common stock issuable upon conversion of 46,560 shares of our series D Preferred Stock, held by B. Riley Securities, Inc., of which Andrew Moore, Ms. Moore’s spouse, is the Chief Executive Officer, (ii) 136,364 shares of common stock issuable upon the conversion of 2,400 shares of Series D Preferred Stock held directly by Mr. Moore and (iii) 1,120,000 shares of common stock issuable upon conversion of 5,600 shares of Series C Preferred Stock held directly by Mr. Moore.

(d)	Xin Xu, as sole director of Xsquared Holding Limited, has voting and dispositive power over the 44,640,889 shares of our common stock held by Xsquared Holding Limited. Mr. Xu disclaims beneficial ownership of such shares.

(e)	Guo Chen, as sole director of GMR Limited, has voting and dispositive power over the 44,640,889 shares of our common stock held by GMR Limited. Mr. Chen disclaims beneficial ownership of such shares.

(f)	Includes 930,000 shares of common stock held by B. Riley Securities, Inc., of which Mr. Moore, Ms. Moore’s spouse, is Chief Executive Officer.

3. Basis of Presentation and Significant Accounting Policies
Cryptoassets, page F-22

6.	With a view to expanded disclosure, tell us your considerations as to whether or not you will use industry specific impairment testing triggers, such as an acquisition or sale of a crypto-asset for a price that is materially below the carrying value of similar crypto-assets held. Similarly, tell us how you determine the principal or most advantageous market from which you obtain the quoted price for your crypto-assets.

RESPONSE: We will use industry specific impairment testing triggers and have clarified in the disclosure. We have also clarified in the disclosure that the principal market is the active exchange in which the Company normally transacts. Coinbase is our principal market and we assess for evidence to the contrary, such as decreased market activity.

Our disclosure has been revised as follows on Page F-22 of our S-1 Amendment No. 2:

“Cryptoassets

Cryptoassets are included in current assets in the accompanying consolidated balance sheets. Cryptoassets are classified as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other, and are accounted for in connection with the Company’s revenue recognition policy detailed above and in Footnote 5. Management will assess for impairment on an annual basis, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Events or circumstances that may trigger an impairment assessment other than annually include, but are not limited to, material changes in the regulatory environment, potential technological changes in cryptoassets, changes in the quoted price of cryptoassets below the carrying amount, and the acquisition or sale of cryptoassets for a price that is materially below the carrying amount of similar cryptoassets held. Impairment, if any, is recognized for the difference between the fair value of the underlying cryptoasset and the carrying amount of the cryptoasset. Fair value is measured in accordance with ASC 820, Fair Value Measurement, using the quoted price of the cryptoasset at the time its fair value is being measured. Quoted prices are obtained from the principal market, which is the active exchange in which the Company normally transacts.

Securities and Exchange Commission

Applied Blockchain, Inc.

December 1, 2021

Cryptoassets awarded to the Company through its mining activities are included within the operating activities in the accompanying consolidated statements of cash flows. Gains from the sales of cryptoassets are recorded in other income (expense) in the accompanying consolidated statements of operations. The Company accounts for its gains in accordance with the first in, first out (“FIFO”) method of accounting.”

If you require any further information or have additional questions, please contact me at (214) 427-1706 or Carol Sherman at (212) 808-5038.

Sincerely,

/s/ David Rench
David Rench

cc:	Carol Sherman